February 3, 2010

VIA EDGAR

Ms. Lyn Shenk

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hertz Global Holdings, Inc.
The Hertz Corporation
File Numbers 001-33139 and 001-07541
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Ms. Shenk:

This letter sets forth the responses of Hertz Global Holdings, Inc. (the “Company”) to the comments contained in your letter, dated January 25, 2010, relating to the Hertz Global Holdings, Inc. Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 3, 2009, and The Hertz Corporation Form 10-K for the year ended December 31, 2008 filed with the Commission on March 5, 2009.  The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Note 10: Litigation and Guarantees, page 169

1.              We note your response to our prior comment 5 and your confirmation that you will describe the current status of the cases as well as conclusions related to the likelihood of a loss contingency with respect to each of the cases disclosed.  Your proposed disclosure has a general statement that management does not believe that any of the matters resolved or pending against the Company during 2009 is material to the Company and its subsidiaries taken as a whole. Please also ensure that your revised disclosure specifically states your conclusions as to a loss contingency for each of the matters disclosed.

In response to the Staff’s comment, the Company will revise its disclosure in future filings to specifically state our conclusions as to a loss contingency for each of the matters disclosed.

We thank the staff for its courtesies.  If you have any questions regarding this letter, please do not hesitate to call Rick Frecker, Assistant General Counsel, at (201) 307-2388 or me at (201) 307-2271.

Sincerely,

/s/ Elyse Douglas
Elyse Douglas

cc:	Patrick Kuhn
Lyn Shenk
Securities and Exchange Commission
Thaddeus J Malik,
Jenner & Block LLP
Jatindar Kapur
Jeffrey Zimmerman
Hertz Global Holdings, Inc.